Exhibit 99.6
PRESS RELEASE
Total and the Sherpa Association reach agreement for the creation of a solidarity
Fund for humanitarian actions in Myanmar
Paris, November 29, 2005 – Total and the French Sherpa Association, an organisation that defends human rights worldwide and which represents eight Myanmar nationals who had started legal proceedings for arbitrary sequestration, have reached an agreement to put a definitive end to the legal proceedings initiated in 2002 at the Nanterre District Court.
The eight plaintiffs claimed that they “had been forced by the Myanmar Army to work on the Yadana gas pipeline construction project and that their work could be classified as forced labour”.
Total upholds its categorical denial of any involvement in forced labour and all accusations of this nature. Forced labour in any form is unacceptable. The Group has always fought against forced labour, unfortunately not yet eradicated from Myanmar.
Further to this agreement and for humanitarian reasons, Total has agreed to compensate the plaintiffs. Total is to extend the compensation paid in the past to certain inhabitants of the region when reports of forced labour that were alleged to have taken place were brought to its attention.
Under the terms of this agreement, Total has decided to create a 5.2 million Euro solidarity fund. The major part of the money will be used to finance collective humanitarian measures locally, benefiting housing, health and education. It is further designed to compensate the plaintiffs and any other person who can demonstrate that they suffered a similar experience in the area near the Yadana pipeline during construction work. All measures financed will be implemented under the supervision of international humanitarian organisations selected with the full agreement of all the parties.
Maître William Bourdon, President of the Sherpa Association emphasized that “this agreement constitutes an innovative, pragmatic and generous solution and is a way of resolving difficulties over conditions sometimes experienced by industrial groups operating in certain developing countries”. He added “in addition to the compensation paid to the plaintiffs for events of which the Total Group claims it was totally unaware, this agreement enables us to bring concrete solutions to the difficult situations experienced by some of this country’s nationals. This exemplary agreement sets a precedent which could be used to resolve similar future situations”.
Jean-François Lassalle, Total E&P Vice President Public Affairs added: “this pragmatic action taken by the Sherpa association has led to an appropriate solution. This means that the personal situations of some individuals unknown to the organisation have now been resolved and that new collective measures can be introduced to complement the socio-economic programme already established by Total for the people living in the vicinity of the Yadana pipeline”.
Contacts :

Total :	Catherine Enck – tél. : 33 (0) 1.47.44.37.76 – catherine.enck@total.com
Sherpa :	Samira Daoud – tél. : 33 (0) 1.42.21.33.25 – asso.sherpa@wanadoo.fr